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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SANGSTAT MEDICAL CORPORATION
(Name of Subject Company)

SANGSTAT MEDICAL CORPORATION
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

801003104
(CUSIP Number of Class of Securities)

Richard D. Murdock
Chairman, President and Chief Executive Officer
SangStat Medical Corporation
6300 Dumbarton Circle
Fremont, California 94555
(510) 789-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person Filing Statement)

WITH COPIES TO EACH OF:

Adrian Arima, Esq. Senior Vice President, General Counsel and Secretary SangStat Medical Corporation 6300 Dumbarton Circle Fremont, California 94555 (510) 789-4300	Gregory C. Smith, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Suite 1100 Palo Alto, California 94301 (650) 470-4500
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

        The name of the subject company is SangStat Medical Corporation, a Delaware corporation (the "Company" or "SangStat"). The address of the principal executive offices of SangStat is 6300 Dumbarton Circle, Fremont, California 94555. The telephone number of SangStat at its principal executive offices is (510) 789-4300.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this "Statement") relates is the common stock, par value $.001 per share, of SangStat (the "Common Stock"), including the associated preferred stock purchase rights (the "Company Rights") issued pursuant to the Rights Agreement, dated as of August 14, 1995, between SangStat and Equiserve Trust Company N.A., as rights agent, as amended from time to time. As of June 30, 2003, there were 26,469,087 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

        The filing person is the subject company. SangStat's name, business address and business telephone number are set forth in Item 1 above.

        This Statement relates to the offer by Swift Starboard Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Genzyme Corporation, a Massachusetts corporation ("Genzyme"), to purchase each issued and outstanding share of Common Stock, including the Company Rights (each, a "Share"), for $22.50 net to the seller in cash, without interest (such price per share, or the highest price paid in the offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 13, 2003 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as may be amended or supplemented from time to time, constitute the "Offer"). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by Genzyme and the Purchaser with the Securities and Exchange Commission on August 13, 2003. A copy of each of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit (a)(1) and Exhibit (a)(2), respectively, to the Schedule TO, and each is incorporated herein by reference.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 4, 2003, among Genzyme, SangStat and the Purchaser (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into SangStat with SangStat surviving the Merger (such surviving corporation is sometimes referred to as the "Surviving Corporation" and such merger is referred to as the "Merger"). At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of the common stock, par value $0.001 per share, of the Purchaser shall be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation, all Shares that are owned by SangStat as treasury stock and any Shares owned by Genzyme or the Purchaser shall be cancelled and retired and shall cease to exist and all other issued and outstanding Shares (other than Dissenting Shares) shall be converted into the right to receive the Offer Price, without interest (the "Merger Consideration"). Shares held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal and complied with the provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal (the "Dissenting Shares") shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses his, her or its right to appraisal.

        As set forth in the Schedule TO, the principal executive offices of Genzyme and the Purchaser are located at One Kendall Square, Cambridge, Massachusetts 02139.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

        Certain contracts, agreements, arrangements or understandings between SangStat or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of SangStat, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between SangStat or its affiliates and (1) SangStat's executive officers, directors or affiliates or (2) the Purchaser, Genzyme or their respective executive officers, directors or affiliates.

        The Merger Agreement.    The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Introduction and Sections 12 and 14 of the Offer to Purchase, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        Confidentiality Agreement.    The summary of the Confidentiality Agreement contained in Section 12 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

  Effects of the Offer and the Merger under Company Stock Plans and Agreements Between SangStat and its Executive Officers.

        Interests of Certain Persons.    Certain members of SangStat's management and SangStat's Board of Directors (the "Board") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of SangStat for the purposes of determining the entitlements due to the executive officers and directors of SangStat to certain severance and other benefits.

        Stock Options.    All options under SangStat's option plans, whether or not vested, will become fully vested and exercisable immediately prior to the consummation of the Merger and be cancelled. Promptly following the consummation of the Merger, Genzyme or the Surviving Corporation shall pay each option holder cash in an amount equal to the product of (a) the amount, if any, by which $22.50 (or the highest price paid for any Share in the Offer) exceeds the per Share exercise price of such option holder's options and (b) the number of shares underlying such option holder's options. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        Change of Control Agreements.    Change of control agreements that contain severance provisions are in effect between SangStat and Steve Aselage, Ralph Levy, Joseph Lobacki, Marlene Perry, Raji Pichai, Rayasam Prasad, Adrian Arima, Brian Lundstrom, Steve Dance, Raymond Tesi and Timothy Fong. In the event that any of the above executives is terminated without cause or suffers an involuntary termination within one month prior to or within eighteen months following a change of control, including the Offer or the Merger, the executive will be entitled to receive a certain severance payment, which, depending on the individual, ranges from six months to two years base salary plus an amount equal to bonuses received in the previous twelve months and a pro-rated estimated bonus for the current year. The executive will also receive a certain period of Company-paid COBRA continuation benefits as well as outplacement services and the forgiveness of any sign-on bonus or relocation advance, if applicable. In addition, upon a termination of employment entitling the individual to severance in connection with a change of control, any unvested stock options held by the executive will immediately accelerate and become exercisable. Under the terms of their agreements, Messrs. Dance and Aselage are entitled to two year's salary and COBRA continuation benefits, Messrs. Lundstrom, Levy, Tesi, Prasad and Arima and Ms. Perry are entitled to one year's salary and COBRA continuation benefits and Messrs. Lobacki and Fong and Ms. Pichai are entitled to six month's salary and COBRA continuation benefits. All benefits payable under the change of control agreements for Messrs. Aselage, Levy and Tesi and Ms. Perry would be reduced to the extent necessary to preserve the ability of SangStat to deduct the severance benefits paid and to prevent payments to any officer from exceeding the limit of Section 4999 of the Internal Revenue Code (the "Code"), applicable to any "excess parachute payment" (as defined in Section 280G of the Code). For Mr. Dance, the amount of such payments shall be either: (a) the full amount of the payments, or (b) a reduced amount which would result in no portion of the payments being subject to the excise tax imposed pursuant to Section 4999 of the Code, whichever of (a) or (b), taking into account the applicable federal, state and local income taxes and the excise tax, results in the receipt by the employee, on an after-tax basis, of the greatest amount of benefit.

        Letter Agreements.    SangStat is also party to a letter agreement with its current Chief Executive Officer, Richard Murdock, whereby if Mr. Murdock's employment is terminated without cause (as determined by the Board) within one month prior to or within eighteen months following a defined change of control, Mr. Murdock will be entitled to a severance payment of two year's base salary plus an amount equal to bonuses received in the previous twelve months, and one-half of any unvested stock options will become vested.

        SangStat is also party to a letter agreement with its former Chief Executive Officer, Jean-Jacques Bienaimé, whereby certain of his unvested stock options will vest upon a defined change of control.

        Employees.    The Merger Agreement provides that employees of SangStat will be covered under Genzyme's then-current benefits plans, programs, policies and arrangements applicable to similarly-situated employees of Genzyme. Each employee's tenure with SangStat will be treated as service with Genzyme for eligibility and vesting purposes and for purposes of vacation and severance pay accruals, unless such treatment would result in a duplication of benefits. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        Indemnification; Directors' and Officers' Insurance.    The Merger Agreement provides that Genzyme shall, or shall cause the Surviving Corporation and its subsidiaries to, indemnify the present and former directors and officers of SangStat to the same extent and in the same manner as is now provided in the respective Certificates of Incorporation or the Bylaws of SangStat and such subsidiaries and any indemnity agreement in effect as of August 4, 2003 against any liabilities or expenses incurred in connection with any claim, liability, loss, damage, cost or expense (whether asserted or claimed) based in whole or in part on, or arising in whole or in part out of, any matter existing or occurring at or prior to the consummation of the Merger. The Merger Agreement further provides that, prior to the consummation of the Merger, SangStat may obtain an insurance policy for a period of six years following the consummation of the Merger, providing for officers and directors liability insurance substantially similar to coverage provided under SangStat's officer and director insurance policy for events occurring on or prior to the consummation of the Merger on terms substantially no less advantageous than SangStat's policy in effect on August 4, 2003; provided, however, that SangStat may not pay more than $3,500,000 to procure such insurance without Genzyme's prior written consent; provided further, that SangStat shall afford Genzyme the opportunity to purchase a substitute policy on terms not materially less favorable to SangStat.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board.

        The Board, at a meeting held on August 3, 2003, by a unanimous vote, approved the Merger Agreement and the transactions contemplated by the Merger Agreement including the Offer and the Merger, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, SangStat and its stockholders, recommended that the stockholders of SangStat accept the Offer and tender their Shares to the Purchaser pursuant to the Offer, determined that the Merger Agreement is advisable and recommended that the stockholders of SangStat approve the Merger Agreement, to the extent such approval is required by applicable law.

        (i)    Background of the Offer; Contacts with Genzyme

        The Board actively considered retaining the independent status of the company, primarily through potential partnering arrangement with RDP58, and, alternatively, the sale of the entire company, which resulted in an auction process conducted through Merrill Lynch & Co. ("Merrill Lynch") and, ultimately, the execution of the Merger Agreement with Genzyme.

      Partnering Opportunities—RDP58

        Following SangStat's announcement of the successful clinical trial results of RDP58 in ulcerative colitis on April 9, 2003, SangStat increased its efforts to market a RDP58 collaboration with potential partners. These partnering activities were independent of but concurrent with the process described below which led to an agreement to sell SangStat to Genzyme. Interest in a RDP58 collaboration was assessed based upon numerous meetings with potential partners, resulting in a draft proposal by SangStat that was provided to the five potential partners who expressed the most interest and were perceived as having the desire and capability to rapidly close a major collaboration for RDP58. SangStat's proposal included the following proposed terms: (i) a license for first and second generation RDP molecules in the gastro-intestinal field and up to two non-gastro-intestinal formulations; (ii) a co-promotion right to SangStat of up to 40% of the commercial costs and profits in the U.S.; (iii) all subsequent development costs to be borne by the partner; (iv) milestone payments of up to $140 million for each licensed molecule; (v) a 15% royalty of net sales outside the area where SangStat co-promotes; and (vi) an equity investment of 3-4 million shares of SangStat common stock at a 50% premium.

        Prior to the announcement of the proposed acquisition by Genzyme on August 4, 2003, SangStat received written proposals or expressions of interest from three potential partners with a fourth indicating a desire to continue discussions. While, as expected, none of the collaboration proposals were as favorable to SangStat as the terms circulated by SangStat, management believed, based on the proposals received and management's experience, that SangStat would be in a position to execute a collaboration transaction on terms generally comparable to those proposed except that: (i) the partner might obtain rights to additional generations of molecules and indications for the product; (ii) SangStat might be required to fund a portion of the clinical development costs; (iii) milestones were likely to be reduced for RDP58, and substantially reduced for subsequent molecules; and (iv) the amount of the equity investment would be significantly less than that proposed by SangStat, consistent with common industry practice. Despite management's expectations, no assurance can be given as to the ability of SangStat or Genzyme to complete a partnering agreement in accordance with SangStat's expectations or at all.

        While two of the potential partners also indicated an interest in purchasing SangStat in its entirety, neither elected to proceed with the auction process described below, and none of the potential partners indicated an interest in solely purchasing the assets related to RDP58. Because the RDP proposals were received pursuant to confidentiality agreements, SangStat is prohibited from providing further specificity on any of the proposals or the identity of the partners prior to the execution of a definitive agreement with that partner.

      Sale-Auction Process

        During the week of February 17, 2003, representatives of Genzyme and SangStat met to discuss informally the businesses of the two companies. On February 27, 2003, Genzyme sent a letter to SangStat stating Genzyme's interest in pursuing a business combination.

        During the following days, discussions continued between Mr. James Geraghty, Senior Vice President of Genzyme, Mr. Jan van Heek, Executive Vice President of Genzyme and Mr. Richard Murdock, then-acting Chief Executive Officer of SangStat. Discussions terminated in March 2003 due to, among other things, the pending clinical trials with RDP58.

        On June 3, 2003, SangStat received a letter from a party other than Genzyme that was interested in acquiring all of the outstanding stock of SangStat on specific proposed terms at a substantial premium to the then-current trading price. On June 5, 2003, Mr. Murdock, Chief Executive Officer and President of SangStat, convened a meeting of the Board to review the terms of the offer and to discuss SangStat's response and its alternatives. Thereafter, the Board retained the services of Merrill Lynch to advise SangStat. The Board determined not to sell SangStat at that time but instructed management, in general, to continue operating the business in the ordinary course and, in particular, to continue to pursue partnering arrangements for RDP58 or Thymoglobulin. The Board also instructed Merrill Lynch to investigate a possible sale transaction as well through an auction process.

        Thereafter, Merrill Lynch contacted approximately 17 parties that Merrill Lynch and the Company believed would potentially be interested in pursuing a business combination with SangStat, including the party that contacted SangStat on June 3rd. As a result of Merrill Lynch's solicitation efforts, 11 parties responded favorably and began to conduct preliminary due diligence on SangStat.

        During the solicitation process undertaken by Merrill Lynch, on June 6, 2003, Mr. Murdock contacted Mr. van Heek to inquire about Genzyme's potential interest in a transaction at that time, since Genzyme had previously expressed interest in pursuing a business combination. Representatives at Merrill Lynch subsequently contacted representatives at Credit Suisse First Boston LLC ("Credit Suisse First Boston"), Genzyme's financial advisor, to solicit interest in a potential business combination.

        On June 12, 2003, SangStat and Genzyme entered into a confidentiality agreement regarding a potential business combination. Thereafter, Mr. Murdock and selected members of the management team of SangStat, as well as representatives from Merrill Lynch and Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden, Arps"), SangStat's legal advisor, participated in a conference call with Mr. Geraghty and selected members of the management team of Genzyme, as well as representatives from Credit Suisse First Boston. SangStat senior management provided Genzyme with an overview of SangStat's operations, products and development programs. The parties also discussed potential benefits of a transaction and potential issues related to a transaction, as well as due diligence issues that required further analysis by Genzyme.

        While the following discussion focuses primarily on the interaction between SangStat and Genzyme, similar discussions and due diligence efforts ensued with parties that remained in the process through the submission of updated bids on July 24, 2003. Thereafter, similar discussions continued with the remaining bidders until July 30, 2003, when efforts were focused on the Genzyme proposal through announcement on August 4, 2003.

        From June 13, 2003 through June 27, 2003, SangStat received indications of interest from five additional parties, including Genzyme. On June 16, 2003, Genzyme delivered a letter to SangStat expressing interest in exploring a potential acquisition of all of the outstanding capital stock of SangStat in a transaction structured as a merger for $20.00 per share to be paid with Genzyme General Division common stock subject to a collar limiting any increase or decrease in the number of shares of Genzyme General Division common stock to be issued. SangStat, in consultation with Merrill Lynch and Skadden, Arps, carefully reviewed and analyzed the terms of the written indications of interest. During this time period, Mr. Murdock, Mr. Stephen G. Dance, Chief Financial Officer of SangStat, Mr. Adrian

Arima, Senior Vice President and General Counsel of SangStat, Mr. Steve Aselage, Senior Vice President, North American Sales and Marketing of SangStat, Dr. Raymond J. Tesi, Senior Vice President, Clinical Development and Medical Affairs of SangStat and Mr. Brian Lundstrom, Vice President Business Development of SangStat met with various parties that submitted written indications of interest in New York City. Various members of SangStat's management team gave presentations to each of the prospective bidders, except Genzyme.

        On June 17, 2003 and June 19, 2003, representatives from Merrill Lynch contacted representatives from Credit Suisse First Boston to discuss the terms of Genzyme's proposal. The parties discussed, among other things, the value of Genzyme's proposal relative to the other proposals received by SangStat. The representatives from Credit Suisse First Boston agreed to discuss Genzyme's proposal further with their client. On June 17, 2003, Genzyme also submitted a preliminary due diligence request list to SangStat.

        On June 20, 2003, SangStat convened a meeting of its Board. Mr. Murdock reviewed the strategic opportunities being explored by SangStat, and Merrill Lynch updated the Board on status and terms of the continued indications of interest received by SangStat. The Board instructed management of SangStat and Merrill Lynch to continue their efforts to explore potential opportunities to sell SangStat, as well as to establish RDP58 partnership relationships, while continuing to operate SangStat in the ordinary course. Mr. Murdock and representatives from Merrill Lynch and Skadden, Arps later contacted each of the parties that submitted a written indication of interest to discuss the status of their bids and the next steps in the bidding process. Representatives of SangStat also advised those parties that the Board had not committed to sell SangStat immediately and that SangStat was considering, among other things, RDP58 partnering options in lieu of, or in addition to, a possible sale transaction. Representatives from Merrill Lynch discussed a proposed timeframe for conducting additional due diligence for the four parties that continued to express interest and that had presented proposals within a range of values that was comparable to other proposals submitted. Merrill Lynch prepared and distributed a letter to interested parties regarding the procedures for conducting additional due diligence in SangStat's data rooms to be set up in the offices of Skadden, Arps in Palo Alto and San Francisco, California.

        On June 23, 2003, representatives of Merrill Lynch informed representatives of Credit Suisse First Boston that, in light of other expressions of interest, Genzyme's offer for an all-stock transaction of $20.00 per share was unlikely to be adequate.

        On June 25, 2003, Mr. van Heek contacted Mr. Murdock to express Genzyme's continued interest in pursuing a potential strategic transaction. On behalf of Genzyme, representatives from Credit Suisse First Boston contacted representatives from Merrill Lynch to discuss the revised terms of Genzyme's proposal, which included increasing the offer price to $22.00 per share and changing the form of consideration to be paid to fifty percent (50%) in cash and fifty percent (50%) in Genzyme General Division common stock. Mr. Termeer sent a letter to SangStat specifying revised terms and a proposed timeframe for a potential business combination transaction.

        On June 27, 2003, Messrs. Arima and Dance and representatives from Merrill Lynch and Skadden, Arps participated in a conference call with Mr. Geraghty, Ms. Tracey McCain, Vice President and Deputy General Counsel of Genzyme, other members of the Genzyme management team and representatives from Credit Suisse First Boston and Ropes & Gray LLP ("Ropes & Gray"), Genzyme's legal advisor, to discuss the due diligence request list submitted by Genzyme. The parties discussed areas of concern and confirmed plans for Genzyme, Credit Suisse First Boston and Ropes & Gray to visit SangStat's data room in the offices of Skadden, Arps in Palo Alto, California.

        From June 30, 2003 through July 18, 2003, each of the four remaining parties, including Genzyme, were provided the opportunity to visit SangStat's data room in the offices of Skadden, Arps. Each prospective bidder brought legal, financial and accounting advisors, as well as their own respective internal management team members. SangStat's management team, including Messrs. Murdock, Dance,

Arima, Aselage, Raysam Prasad, Senior Vice President, Worldwide Regulatory Affairs and Compliance of SangStat, Ralph Levy, Senior Vice President, Operations of SangStat, Tim Fong, Vice President, Discovery Research of SangStat, and Lundstrom, Dr. Tesi and Ms. Marlene Perry, Vice President, Human Resources of SangStat, met with each bidder, provided formal presentations and informal question and answer sessions. Merrill Lynch, Skadden, Arps and SangStat's accountants also participated in meetings with each prospective bidder and were made available to each bidder to answer questions about SangStat.

        From July 7, 2003 through July 10, 2003, Ms. McCain, Mr. Geraghty, other members of the Genzyme management team, Credit Suisse First Boston and Ropes & Gray visited SangStat's data room in the offices of Skadden, Arps in Palo Alto. Mr. Geraghty and his management team met with Messrs. Murdock, Aselage, Dance, Tesi, Prasad, Levy and Lundstrom and Ms. Perry in meetings regarding each functional area of SangStat. Mr. Arima and a representative from Skadden, Arps also met with Ms. McCain and a representative from Ropes & Gray. The parties agreed to continue to work to provide information required by Genzyme to complete its due diligence.

        On July 8, 2003, Messrs. Murdock, van Heek and Geraghty, along with representatives from Merrill Lynch and Credit Suisse First Boston, met to discuss SangStat's business and its strategic initiatives. Mr. Murdock provided an update on the status of discussions regarding potential partnership arrangements for SangStat's product in development, RDP58. The parties agreed to continue to explore the merits and issues associated with a potential business combination transaction. In addition, Merrill Lynch, on behalf of SangStat, prepared and distributed a letter to each of the parties that had expressed continuing interest in a business combination transaction with SangStat. The letter set forth the process and terms upon which updated offers should be submitted to SangStat. Merrill Lynch also distributed a form of merger agreement prepared by Skadden, Arps to each prospective bidder to be marked to reflect the terms of their respective proposals to acquire SangStat.

        From July 14, 2003 through July 18, 2003, each of the parties that conducted due diligence in SangStat's data rooms in Palo Alto and San Francisco also visited SangStat's facility in Marcy l'Etoile, near Lyon, France. Each prospective bidder was given the opportunity to review documents related to SangStat's manufacturing operations in Marcy l'Etoile. Mr. Levy also provided representatives from each prospective bidder with a plant tour. On July 14, 2003 and July 15, 2003, Genzyme diligence team members met with Messrs. Prasad and Levy in Lyon, France and at SangStat's Marcy l'Etoile facility. Genzyme representatives were given a plant tour and the opportunity to review documents regarding the manufacturing operations in Marcy l'Etoile.

        On July 17, 2003, Mr. Lundstrom and Mr. Fong visited Genzyme's headquarters in Cambridge, Massachusetts to provide a presentation regarding the humanized polyclonals development program and the RDP58 development program to the Genzyme scientific diligence team. The Genzyme team was given the opportunity to ask questions regarding the programs.

        On July 20, 2003, Merrill Lynch distributed a letter establishing the deadline for interested parties to submit an updated bid to acquire SangStat. The letter requested that these bids be submitted by July 24, 2003.

        On July 22, 2003, Ms. McCain and Mr. Jonathan Lloyd-Jones, Senior Director, Corporate Development of Genzyme, visited the New York City offices of Skadden, Arps to review additional documents SangStat had made available to prospective bidders.

        On July 23, 2003, Mr. Geraghty and Dr. Naseem Amin, Vice President of Genzyme General, visited SangStat's offices in Fremont, California. Mr. Geraghty and Dr. Amin gave a presentation to Messrs. Murdock, Dance, Arima, Lundstrom and Aselage, as well as representatives of Merrill Lynch and Skadden, Arps, regarding Genzyme's business and its financial performance. Messrs. Murdock, Arima, Dance and Geraghty, Ms. McCain and Peter Wirth, Executive Vice President and Chief Legal Officer of Genzyme, and other Genzyme representatives and representatives of Ropes & Gray participated in a conference call to discuss certain questions Genzyme had based on their due diligence review. Mr. Geraghty also met with Mr. Murdock and representatives of Merrill Lynch and Skadden, Arps to discuss the terms of their proposal, including the form of consideration and the structure of the business combination. Mr. Geraghty also spent time with Mr. Murdock and SangStat's management team discussing the RDP58 development program and the status of the efforts to license out RDP58.

        On July 24, 2003, SangStat received updated bid proposals from the remaining interested parties, including a letter from the party that originally expressed interest on June 3rd, as well as a letter from Genzyme confirming its proposal to acquire all of the outstanding capital stock of SangStat in a transaction structured as a merger for $22.00 per share consisting of $11.00 in cash and $11.00 in shares of Genzyme General Division common stock, subject to a collar limiting the increase or decrease in the number of shares of Genzyme General Division common stock to be issued. SangStat's management team, Merrill Lynch and Skadden, Arps carefully analyzed the terms and conditions of each bid received and shared their respective analyses of the bids with Messrs. Murdock, Dance, Aselage and Arima. Representatives from Merrill Lynch and Skadden, Arps also participated in a conference call with SangStat's management to advise Messrs. Murdock, Dance, Arima and Aselage. Management determined to convene a meeting of the Board to seek their direction and guidance.

        On July 27, 2003, the Board held a special meeting. Members of SangStat's management team advised the Board of partnering proposals and developments with respect to RDP58 and with respect to SangStat generally. Representatives from Merrill Lynch updated the Board on the status of the bids received for a sale transaction. After careful consideration of the information provided, the Board elected not to accept or reject any bid and instead authorized and directed Merrill Lynch to contact the remaining bidders to clarify the terms of their respective bids for SangStat and, where appropriate, to negotiate improved terms.

        On July 29, 2003, representatives from Merrill Lynch, on behalf of SangStat, contacted, among others, representatives from Credit Suisse First Boston. Merrill Lynch expressed SangStat's viewpoint regarding the value and form of consideration of Genzyme's bid. Merrill Lynch and Credit Suisse First Boston also discussed the timeframe desired by their respective clients to sign and close a potential transaction. Merrill Lynch also provided a new form of merger agreement to Credit Suisse First Boston reflecting a tender offer transaction. Mr. Paul Kinsella of Ropes & Gray also called Mr. Greg Smith of Skadden, Arps to discuss the structure, timing and form of consideration proposed. At the request of Genzyme, representatives of Credit Suisse First Boston contacted Merrill Lynch later in the evening to present revised terms reflecting an increase in the offer price to $22.50 per share to be paid through an all cash tender offer. Merrill Lynch agreed to consult with SangStat regarding the revised terms and proposed timing for Genzyme's offer.

        On July 30, 2003, Messrs. Murdock, Arima, Dance, Geraghty and Wirth, Ms. McCain and other Genzyme representatives along with representatives from Merrill Lynch, Credit Suisse First Boston, Skadden, Arps and Ropes & Gray participated in a conference call to discuss Genzyme's proposed timeline and other issues related to Genzyme's proposed bid. The parties agreed to further evaluate the proposed terms of Genzyme's offer pending instructions from the Board.

        Later on July 30, 2003, SangStat convened a meeting of the Board. Messrs. Murdock, Dance and Arima and representatives from Merrill Lynch and Skadden, Arps participated in a conference call. The Board reviewed the terms of Genzyme's revised proposal and discussed the status of the other interested parties. After consultation with Merrill Lynch and Skadden, Arps, the Board authorized and directed management to actively pursue further discussions with Genzyme.

        From July 31, 2003 through August 1, 2003, members of the Genzyme management team visited SangStat's facility in Marcy l'Etoile, France for a second time to conduct further due diligence. Mr. Prasad met with representatives from Genzyme to provide access to additional documents and answer questions.

        From August 1, 2003 through August 3, 2003, representatives from Ropes & Gray and Skadden, Arps met in the Skadden, Arps Palo Alto offices to discuss Genzyme's proposed terms to enter into a binding merger agreement. Further due diligence was conducted at this time. Representatives from Skadden, Arps and Ropes & Gray exchanged drafts and negotiated terms throughout this time period to attempt to finalize the terms of the Merger Agreement.

        On August 1, 2003, Messrs. Geraghty and Murdock, along with representatives from Skadden, Arps and Ropes & Gray, met in the late afternoon in the Skadden, Arps offices. The parties discussed a brief list of business points that required resolution. After reviewing the issues, the parties adjourned their meeting, and Messrs. Geraghty and Murdock continued their discussion in a separate meeting that evening.

        On August 2, 2003, representatives from Skadden, Arps and Ropes & Gray met throughout the day and continued their discussions.

        On August 3, 2003, Messrs. Geraghty and Murdock met during the morning to address the remaining issues.

      Conclusion

        On August 3, 2003, the SangStat Board met to review and consider the Genzyme proposal. Mr. Murdock updated the Board on the status of negotiations with Genzyme, and Skadden, Arps summarized the terms of the merger agreement as presently proposed. Merrill Lynch also advised the board of the status of the other proposals. The Board then considered the possibility of remaining independent and pursuing partnering options for RDP58 then available, as described above, and compared this against the value of the sale offers received to date, including the revised Genzyme offer. In doing so, the Board considered, among other things, the various risks and benefits relating to remaining independent, including the development and other risks related to RDP58, against the benefits of the Genzyme offer, including the substantial premium, which appeared to fully reflect, among other things, the present value of the RDP58 opportunity. In this regard, the Board considered, among other things, the fact that the RDP clinical results were from early Phase II studies with small numbers of patients, that toxicology data were limited to short-term studies, and that many pharmaceutical products fail in Phase III trials. The Board also considered the comprehensive partnering and sale processes undertaken to ensure that these were the best terms available to SangStat. Thereafter, Merrill Lynch provided its financial analysis and fairness opinion to the Board. After discussion among the participants in the meeting to address questions from the Board, the Board by a unanimous vote, approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, SangStat and its stockholders, recommended that the stockholders of SangStat accept the Offer and tender their Shares to the Purchaser pursuant to the Offer, determined that the Merger Agreement is advisable and recommended that the stockholders of SangStat approve the Merger Agreement, to the extent such approval is required by applicable law.

        On August 4, 2003, SangStat and Genzyme executed the Merger Agreement and issued a press release announcing the execution of the Merger Agreement.

        On August 13, 2003, Genzyme and the Purchaser commenced the Offer.

        (ii)    Reasons for the Recommendation of the Board of Directors.

        In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Common Stock accept the Offer and tender their shares of Common Stock pursuant to the Offer, the Board consulted with SangStat's management and its investment bankers and legal advisors, and considered a variety of factors, including the following:

  •
  Premium.  The past stock price performance, price-to-earnings ratios and other financial multiples and recent trading range of the Common Stock, including the fact that the Offer Price represents (i) a premium of 45% over the $15.48 closing price of the Common Stock on the Nasdaq National Market (the "Nasdaq") on August 1, 2003, the last full trading day prior to the announcement of the Offer; (ii) a premium of approximately 58% over the average closing price of the Common Stock on the Nasdaq for the 30 days prior to the announcement of the Offer; (iii) a premium of approximately 57% over the average closing price of the Common Stock on the Nasdaq for the 12 months prior to the announcement of the Offer; and (iv) a premium of approximately 89% over the average closing price of the Common Stock on the Nasdaq during the 6 months prior to the announcement of the Offer.

  •
  Alternative Proposals.  The fact that SangStat contacted a number of potential acquirers, including companies that it reasonably considered to be potential interested parties, concerning a possible business combination and that such parties were not interested in pursuing a business combination at a price per share that the Board believed to be superior to the Offer and the Merger. SangStat also considered the partnering opportunities discussed above.

  •
  Certainty of Value.  The fact that the Offer and the Merger provide for a prompt cash tender offer for all the shares of Common Stock to be followed by the Merger for the same consideration, thereby enabling SangStat's stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Common Stock.

  •
  Opinion of Investment Banker.  The Board considered the opinion of Merrill Lynch, SangStat's investment banker, dated August 3, 2003, that, as of such date and based on and subject to the matters described in the written opinion, the consideration to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to such holders. The full text of the written opinion of Merrill Lynch is attached as Annex A to this Statement and is incorporated herein by reference. Merrill Lynch's written opinion describes the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Merrill Lynch in connection with its opinion. SangStat stockholders are urged to read the Merrill Lynch opinion in its entirety. Merrill Lynch's written opinion is directed to the Board and only addresses the fairness of the consideration in the Offer and the Merger to SangStat stockholders from a financial point of view as of the date of the opinion. Merrill Lynch's written opinion does not address any other aspect of the Offer and the Merger and does not constitute a recommendation to any Company stockholder as to whether the stockholder should tender Shares in the Offer or vote with respect to the Merger.

  •
  No Financing Condition.  The fact that Genzyme's and the Purchaser's obligations under the Offer are not subject to any financing condition, which the Board believed would increase the likelihood of completing the transaction.

  •
  Business Prospects.  The Board's familiarity with, and management's view of, SangStat's business, financial condition, results of operations, current business strategy, future business prospects, the nature of the markets in which SangStat operates, including their growth prospects, SangStat's position in such markets and the historical and current market prices for the Shares.

  •
  Fiduciary Out.  The fact that SangStat may, subject to the terms of the Merger Agreement, change its recommendation at any time and, after September 15, 2003, terminate the Merger Agreement in order to approve an unsolicited tender offer or other proposed business combination by a third party that the Board determines in good faith to be superior to the Offer, if SangStat has complied with its obligation to give Genzyme notice and an opportunity to match such offer, upon the payment to Genzyme of a $22 million termination fee. In addition, the Board considered the fact that the Merger Agreement permits SangStat to provide information and participate in discussions and negotiations with respect to unsolicited acquisition proposals at any time if the Board determines in good faith that the acquisition proposal is superior to the Offer and the Merger, that taking such action is in the best interest of SangStat and its stockholders and that the failure to take such action is reasonably likely to cause the Board to violate its fiduciary duties to SangStat's stockholders.

  •
  Employee and Board Options.  The fact that in the absence of an acquisition, the options held by the employees and the Board of SangStat would continue to vest in accordance with their terms and would not accelerate.

        The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board, by a unanimous vote, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, SangStat and holders of its Shares and recommended that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Intent to Tender.

        To the best of SangStat's knowledge, after reasonable inquiry, each executive officer, director, affiliate and subsidiary of SangStat currently intends, subject to compliance with applicable law including Section 16(b) of the Securities and Exchange Act of 1934, to tender all Shares held of record or beneficially owned by such person or entity to the Purchaser in the Offer other than such Shares, if any, that any such person or entity may have an unexercised right to purchase by exercising stock options. Outstanding stock options will become fully vested and exercisable immediately prior to the Merger and will be cancelled. Following the Merger, Genzyme or the Surviving Corporation shall pay each option holder cash in an amount equal to the product of (a) the amount, if any, by which $22.50 (or the highest price paid for any Share in the Offer) exceeds the per Share exercise price of such option holder's options and (b) the number of shares underlying such option holder's options.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

        Merrill Lynch is acting as financial advisor to SangStat and will receive a customary fee for its services in connection with its engagement. SangStat has agreed to reimburse Merrill Lynch for certain expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. SangStat also has agreed to indemnify Merrill Lynch and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including certain liabilities under the federal securities laws. In the ordinary course of business, Merrill Lynch may actively trade Shares and other securities of SangStat, as well as securities of Genzyme, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

        Except as set forth above, neither SangStat nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of SangStat on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of SangStat, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

        No transactions in Shares have been effected during the past 60 days by SangStat or any subsidiary of SangStat or, to the knowledge of SangStat, by any executive officer, director or affiliate of SangStat.

Item 7. Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Statement, SangStat is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of SangStat's securities by SangStat, any subsidiary of SangStat or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving SangStat or any subsidiary of SangStat; (3) a purchase, sale or transfer of a material amount of assets of SangStat or any subsidiary of SangStat; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of SangStat.

        Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

        (a)    Delaware General Corporation Law.

        Business Combination Statute.    As a Delaware corporation, SangStat is subject to Section 203 of the Delaware General Corporation Law ("DGCL"). In general, Section 203 of the DGCL would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

        Appraisal Rights.    Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such holder's Shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the

DGCL will be entitled to receive a judicial determination of the fair value of the holder's Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, SangStat may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

        If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, hers, or its rights to appraisal as provided in the Delaware Law, the Shares of such stockholder will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to SangStat a written withdrawal of the demand for appraisal and acceptance of the Merger.

        Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

        Short-form Merger.    Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of SangStat's stockholders. However, if the Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of SangStat's stockholders is required under Delaware law, a significantly longer period of time will be required to effect the Merger.

        (b)    Regulatory Approvals.

        United States.    Genzyme and SangStat are each required to file a Notification and Report Form with respect to the Offer under the HSR Act prior to completing the Offer. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated after the expiration of a 15-calendar day waiting period commenced by the filing of a Notification and Report Form with respect to the Offer, unless Genzyme receives a request for additional information or documentary material from the Antitrust Division of the Department of Justice or the Federal Trade Commission (the "FTC") or unless early termination of the waiting period is granted. Genzyme and SangStat are in the process of preparing such filings. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information from Genzyme concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Genzyme with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Genzyme. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of the applicable waiting period under the HSR Act is a condition to the Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

        The Merger will not require an additional filing under the HSR Act if the Purchaser owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

        The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's proposed acquisition of SangStat. At any time before or after the Purchaser's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of SangStat or its subsidiaries or Genzyme or its subsidiaries. Private parties, including state Attorneys General, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

        Germany.    Under the provisions of the German AARC applicable to the Offer, the acquisition of the Shares pursuant to the Offer may be consummated one month after Genzyme and SangStat submit a joint pre-merger notification to Germany's Federal Cartel Office (the "FCO") with respect to the Offer (a "first stage investigation"), unless the FCO determines to subject the Offer to further investigation (a "second stage investigation") or unless the FCO otherwise consents. Genzyme and SangStat are in the process of preparing their pre-merger notification to the FCO.

        Where it is clear to the FCO that a transaction will not pose substantive competition problems in Germany, the FCO generally issues a clearance letter during the first stage investigation. This first stage clearance is not subject to appeal by third parties. In connection with a second stage investigation, however, the FCO must render a reasoned clearance decision and such decision may be appealed by any interested third parties that have been admitted to the proceedings. The FCO may take up to four months (first and second stage investigations taken together) after a pre-merger notification is submitted to investigate and possibly challenge a transaction, and may take additional time to do so if the relevant parties consent to such extension. There can be no assurance that a challenge to the Offer under German law on competition or other grounds will not be made or, if such a challenge is made, of the results thereof.

        Expiration or termination of the applicable waiting period under the German AARC is a condition to the Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

        Other Foreign Jurisdictions.    It may be necessary to make additional filings relating to the acquisition of the Shares pursuant to the Offer or the Merger with governmental entities in other foreign jurisdictions. Genzyme and SangStat are reviewing whether any such filings are required in connection with the Offer or the Merger and intend to make such filings promptly to the extext required. There can be no assurance that such governmental entities will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof.

        (c)    Litigation.

        On August 7, 2003, a putative shareholder class action was filed in the California Superior Court, County of Alameda, purportedly on behalf of holders of SangStat's common stock, under the caption Pignone v. SangStat Medical Corp., et al., (Case No. RG 03110801). The Plaintiff names as defendants in the action SangStat and each of SangStat's current directors. Plaintiff asserts a single cause of action under Delaware law claiming that SangStat and each of its directors has breached fiduciary duties to SangStat stockholders by consenting to the proposed sale of SangStat to Genzyme Corporation on the terms announced in SangStat's August 4, 2003 press release entitled "Genzyme to Acquire SangStat Medical Corporation," previously reported on a Form 8-K filed by SangStat on August 4, 2003. Plaintiffs allege that they do not seek monetary damages but instead seek only equitable relief, including a declaration by the Court that the agreement between SangStat and Genzyme was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable, an order enjoining the consummation of the transaction and directing the defendants to exercise their fiduciary duties to obtain a transaction in the best interests of SangStat stockholders and an order rescinding the transaction to the extent already implemented. Plaintiff also seeks costs of suit, including attorneys' fees.

        The foregoing description of the complaint is qualified in its entirety by reference to the complaint itself, which is Exhibit (e)(4) hereto and is incorporated herein by reference.

        (d)    Section 14(f) Information Statement.

        The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Genzyme, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of SangStat's stockholders.

Item 9. Material to be Filed as Exhibits.

        The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Letter to the stockholders of SangStat, dated August 13, 2003.
(a)(2)	Form of Letter of Transmittal.+
(a)(3)	Opinion of Merrill Lynch, dated as of August 3, 2003 (included as Annex A to this Statement).
(a)(4)	Joint Press Release issued by Genzyme and SangStat on August 4, 2003 (incorporated by reference to Company's Current Report on Form 8-K filed August 4, 2003).
(e)(1)	Agreement and Plan of Merger, dated as of August 4, 2003, among Genzyme, Purchaser and SangStat (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by SangStat on August 4, 2003).
(e)(2)	Information Statement of SangStat, dated August 13, 2003 (included as Annex B hereto).
(e)(3)	Confidentiality Agreement dated June 12, 2003 between Genzyme and SangStat.
(e)(4)
Complaint, R. Pignone v. SangStat Medical Corporation, Jean-Jacques Bienaimé, Fredric J. Feldman, Corinne H. Lyle, Richard D. Murdock, Andrew J. Perlman, Hollings C. Renton, III et al., Case No. RG03110801, Superior Court of the State of California, County of Alameda, filed August 7, 2003.

+
Incorporated by reference to Schedule TO filed by Swift Starboard Corporation and Genzyme Corporation on August 13, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANGSTAT MEDICAL CORPORATION
	By:	/s/ RICHARD D. MURDOCK Name: Richard D. Murdock Title: Chairman, President and Chief Executive Officer
Dated: August 13, 2003

ANNEX A

[Letterhead of Merrill Lynch]

August 3, 2003

Board of Directors
SangStat Medical Corporation
6300 Dumbarton Circle
Fremont, CA 94555

Members of the Board of Directors:

        SangStat Medical Corporation (the "Company"), and Genzyme Corporation (the "Acquiror") and Swift Starboard Corporation, a newly formed, wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), propose to enter into Agreement and Plan of Merger dated August 4, 2003 (the "Agreement") pursuant to which (i) the Acquiror and the Acquisition Sub would commence a tender offer (the "Tender Offer") for all outstanding shares of the Company's common stock, par value $0.001 per share, of the Company (the "Company Shares") for $22.50 per share, net to the seller in cash (the "Consideration"), and (ii) Acquisition Sub would be merged with the Company in a merger (the "Merger"), in which each Company Share not acquired in the Tender Offer, other than Company Shares held in treasury or held by the Acquiror or any affiliate of the Acquiror or as to which dissenter's rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction."

        You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders.

        In arriving at the opinion set forth below, we have, among other things:

  (1)
  Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

  (2)
  Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

  (3)
  Conducted discussions with certain members of senior management and representatives of the Company made available to us concerning the matters described in clauses 1 and 2 above;

  (4)
  Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (5)
  Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (6)
  Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

  (7)
  Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

  (8)
  Reviewed a draft dated August 3, 2003 of the Agreement; and

  (9)
  Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

        In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or

A-1

publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have further assumed that the Transaction will be consummated in accordance with the terms of the Agreement without waiver of any of the conditions precedent to the Transaction contained in the Agreement.

        Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

        We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, substantially all of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and the Acquiror and/or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. We regularly publish research reports regarding the biopharmaceutical industry and publicly owned companies in that industry, and we have published research reports regarding the Company. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as securities of the Acquiror for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Company Shares pursuant to the Tender Offer and how such shareholder should vote on the proposed Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Shares.

        On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to the holders of such shares.

Very truly yours,
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

A-2

ANNEX B

SANGSTAT MEDICAL CORPORATION
6300 DUMBARTON CIRCLE
FREMONT, CALIFORNIA 94555

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
OF 1934 AND RULE 14F-1 THEREUNDER

        This Information Statement is being mailed on or about August 13, 2003 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of SangStat Medical Corporation ("SangStat"). You are receiving this Information Statement in connection with the possible election of persons designated by Genzyme Corporation ("Genzyme") to a majority of seats on the Board of Directors (the "Board of Directors" or the "Board") of SangStat. On August 4, 2003, SangStat entered into an Agreement and Plan of Merger (the "Merger Agreement") with Genzyme and Swift Starboard Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Genzyme, pursuant to which the Purchaser has commenced a tender offer to purchase each issued and outstanding share of common stock, par value $.001 per share, of SangStat (the "Common Stock"), including the associated preferred stock purchase rights (the "Company Rights") issued pursuant to the Rights Agreement dated as of August 14, 1995, between SangStat and Equiserve Trust Company N.A., as rights agent, as amended from time to time (each, a "Share"), for $22.50 net to the seller in cash (the "Offer Price") upon the terms and subject to the conditions set forth in the Merger Agreement, the Offer to Purchase dated August 13, 2003 (as amended or supplemented from time to time, the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as amended or supplemented from time to time constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of SangStat and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Genzyme and the Purchaser with the Securities and Exchange Commission (the "Commission") on August 13, 2003. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, as soon as practicable after the completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into SangStat with SangStat surviving the Merger (such surviving corporation is sometimes referred to as the "Surviving Corporation" and such merger is referred to as the "Merger"). At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of common stock, par value $0.001 per share, of the Purchaser shall be converted into one fully paid and nonassessable share of the Surviving Corporation, all Shares that are owned by SangStat as treasury stock and any Shares owned by Genzyme or Purchaser shall be cancelled and retired and shall cease to exist and all other issued and outstanding Shares (other than Dissenting Shares) shall be converted into the right to receive the Offer Price, without interest (the "Merger Consideration"). Shares held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal and complied with the provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal (the "Dissenting Shares") shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal.

        The Offer, the Merger, and the Merger Agreement are more fully described in the Statement, to which this Information Statement forms Annex B, which was filed by SangStat with the Commission on August 13, 2003 and which is being mailed to stockholders of SangStat along with this Information Statement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Genzyme, the Purchaser or the Genzyme Designees (as defined below) has been provided by Genzyme. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

        Pursuant to the Merger Agreement, the Purchaser commenced the Offer on August 13, 2003. The Offer is currently scheduled to expire at 12:00 AM, New York City time, on Wednesday, September 10, 2003 unless the Purchaser extends it.

GENERAL

        The Common Stock is the only class of equity securities of SangStat outstanding which is entitled to vote at a meeting of the stockholders of SangStat. Each share has one vote. As of the close of business on June 30, 2003, there were 26,469,087 outstanding Shares.

RIGHTS TO DESIGNATE DIRECTORS AND GENZYME DESIGNEES

        The Merger Agreement provides that, upon the purchase of and payment for Shares by the Purchaser pursuant to the Offer, Genzyme will be entitled to designate such number of directors (the "Genzyme Designees") on the Board, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Shares beneficially owned by Genzyme and its affiliates bears to the total number of Shares then outstanding.

        Additionally, the Merger Agreement provides that SangStat will take all actions necessary to cause the Genzyme Designees to be elected to the Board, including increasing the number of directors and obtaining resignations of incumbent directors. The Merger Agreement also provides that SangStat will, subject to applicable law and stock exchange regulations, take all actions requested by Genzyme to cause Genzyme Designees to constitute the number of members, rounded up to the next whole number, on (1) each committee of the Board and (2) each board of directors of each subsidiary of SangStat and each committee of such boards of directors that represents the same percentage as such individuals represent on the Board of Directors.

        Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, until the Effective Time of the Merger, SangStat will cause the Board of Directors to have at least three directors who were directors on the date of the Merger Agreement and who are not officers of SangStat (the "Independent Directors"), provided that if the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who are not officers or affiliates of SangStat, Genzyme or the Purchaser, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Notwithstanding anything in the Merger Agreement to the contrary, if the Genzyme Designees constitute a majority of SangStat Board of Directors after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, then the affirmative vote of a majority of the Independent Directors (or if only one exists, then the vote of such Independent Director) shall be required to (i) amend or terminate the Merger Agreement by SangStat, (ii) exercise or waive any of SangStat's rights, benefits or remedies thereunder, if such action would materially and adversely affect holders of Shares other than Genzyme or the Purchaser, (iii) amend the Certificate of Incorporation or Bylaws of SangStat, or (iv) take any other action of the SangStat Board of Directors under or in connection with the Merger Agreement or the Merger; provided, however, that if there shall be no Independent Directors as a result of such persons' deaths, disabilities or refusal to serve, then such actions may be effected by majority vote of the entire Company Board of Directors.

        The Genzyme Designees will be selected by Genzyme from among the individuals listed below. Each of the following individuals has consented to serve as a director of SangStat if appointed or elected. If necessary, Genzyme may choose additional or other Genzyme Designees, subject to the requirements of Rule 14f-1. None of the Genzyme Designees currently is a director of, or holds any positions with, SangStat. Genzyme has advised SangStat that, to the best of Genzyme's knowledge, except as set forth below, none of the Genzyme Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of SangStat, nor has any such person been involved in any transaction with SangStat or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Genzyme and SangStat that have been described in the Offer to Purchase or the Statement.

        The name, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Genzyme Designees are set forth below. Unless otherwise indicated, (1) the business address of each such person is Genzyme Corporation, One Kendall Square, Cambridge, MA 02139 and (2) each such person is a citizen of the United States.

G. Jan van Heek

        Mr. van Heek is an Executive Vice President of Genzyme Corporation. Mr. van Heek joined Genzyme Corporation in September 1991 as General Manager of its wholly-owned subsidiary, Genzyme, B.V., and became a corporate Vice President and President of its therapeutics business unit in December 1993. From September 1996 through July 1997, he served as Group Senior Vice President, Therapeutics and from July 1997 through December 1999 served as Executive Vice President, Therapeutics and Tissue Repair. Since January 2000, he has served as Executive Vice President, Therapeutics and Genetics, with responsibility for Genzyme Corporation's Therapeutics, Renal and Genetics business units and international operations. He also is responsible for Genzyme's pharmaceuticals business. Prior to joining Genzyme, Mr. van Heek was Vice President/General Manager of the Fenwal Division of Baxter Healthcare Corporation.

Peter Wirth

        Mr. Wirth is the Chief Legal Officer, Executive Vice President, Legal, Corporate Development and Drug Discovery and Development and the Clerk of Genzyme Corporation. Mr. Wirth joined Genzyme Corporation in January 1996 and has served as Executive Vice President and Chief Legal Officer since September 1996. Mr. Wirth has responsibility for Genzyme Corporation's corporate development and legal activities, Genzyme Molecular Oncology and Genzyme Corporation's GelTex Pharmaceuticals subsidiary. From January 1996 to September 1996, Mr. Wirth served as Senior Vice President and General Counsel of Genzyme Corporation. Mr. Wirth was a partner of Palmer & Dodge LLP, a Boston, Massachusetts law firm, from 1982 through September 1996. Mr. Wirth remains of counsel to Palmer & Dodge LLP.

Michael S. Wyzga

        Mr. Wyzga is the Chief Financial and Accounting Officer and Executive Vice President, Finance of Genzyme Corporation. Mr. Wyzga joined Genzyme Corporation in February 1998 as Vice President and Corporate Controller, served as Senior Vice President, Corporate Controller and Chief Accounting Officer since January 1999, and as Senior Vice President, Finance and Chief Financial Officer since July 1999. Prior to joining Genzyme Corporation, from February 1997 to February 1998, Mr. Wyzga served as Chief Financial Officer of Sovereign Hill Software, Inc. (100 Venture Way, Hadley, Massachusetts 01035), a software company, and from 1991 through 1997 held various senior management positions with CACHELINK Corporation and Lotus Development Corporation.

Richard Douglas, Ph.D.

        Dr. Douglas is the Senior Vice President, Corporate Development and an officer of Genzyme Corporation and has served in that role since 1996. From 1989 to 1996, Dr. Douglas was the Vice President, Corporate Development of Genzyme Corporation. From 1982 until its merger with Genzyme Corporation in 1989, Dr. Douglas served in science and corporate development capacities at Integrated Genetics, a biotechnology company. Dr. Douglas serves as a director of Iomai Corporation, a private biopharmaceutical company.

James A. Geraghty

        Mr. Geraghty is Senior Vice President of International Development and an officer of Genzyme Corporation, where he was earlier President of Genzyme Europe. He also serves as a Director of GTC Biotherapeutics, where he was Chairman from 1998 to 2001, and President and Chief Executive Officer from its founding in February 1993 until 1998. Mr. Geraghty joined Genzyme Corporation in September 1992, where he held the posts of Vice President Corporate Development and General Manager of the transgenics business unit until it was spun off into GTC Biotherapeutics. He also serves as a member of the Advisory Board of the KBC Biotech Fund, based in Brussels.

OWNERSHIP OF COMMON STOCK BY THE PRINCIPAL STOCKHOLDERS AND MANAGEMENT

Security ownership of certain beneficial owners and management

        The following table sets forth certain information with respect to the beneficial ownership of SangStat common stock as of June 30, 2003, except as otherwise indicated, by (a) each director; (b) SangStat's chief executive officer and its other executive officers (the "Named Executive Officers"); (c) each person, or group of affiliated persons that SangStat knows to beneficially own 5% or more of the outstanding shares of SangStat common stock; and (d) all directors and executive officers as a group.

        Except as otherwise noted, the address of each person listed in the table is c/o SangStat Medical Corporation, 6300 Dumbarton Circle, Fremont, CA 94555.

        Beneficial ownership is determined in accordance with the rules of the Commission and includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 2003 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage of ownership of any other person. To SangStat's knowledge, except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

Name and Address of Beneficial Owner	Number of Shares Owned Beneficially (1)(2)	Percent of Shares Beneficially Owned
Wellington Management Company, LLP 75 State Street, 19th Floor, Boston, MA 02109	3,701,000	14%
OrbiMed Advisors Inc. 767 3rd Avenue, 6th Floor, New York, NY 10017-2023	1,711,000	6.5%
Quaker Capital Management Corporation 401 Wood Street, 1300 Arrott Building Pittsburgh, PA 15222	1,763,000	6.7%
Fredric J. Feldman, Ph.D.	67,091	*
Richard D. Murdock	123,162	*
Andrew J. Perlman, M.D., Ph.D.	62,648	*
Hollings C. Renton III	5,937	*
Jean-Jacques Bienaimé	377,166	1.4%
Corinne H. Lyle	5,345	*
Steve Aselage	87,350	*
Stephen G. Dance	88,261	*
Raymond J. Tesi, M.D.	136,490	*
Robert Floc'h (3)	48,295	*
All directors and officers as a group (13 persons)	1,143,071	4.1%

*
Less than 1% of the outstanding shares of common stock.

(1)
This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G, if any, filed with the Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 26,469,087 outstanding shares on June 30, 2003 adjusted as required by rules promulgated by the SEC.

(2)
The following table indicates those people whose total number of beneficially owned shares include shares subject to options exercisable within 60 days of June 30, 2003.

Shares Subject to Options
Fredric J. Feldman, Ph.D.	67,091
Richard D. Murdock	118,162
Andrew J. Perlman, M.D., Ph.D.	62,648
Hollings C. Renton III	5,937
Jean-Jacques Bienaimé	377,166
Corinne H. Lyle	5,145
Steve Aselage	85,469
Stephen G. Dance	88,261
Raymond J. Tesi, M.D.	131,490
Robert Floc'h	29,295
(3)
Ceased to be an officer effective December 31, 2002.

BOARD OF DIRECTORS

        At each annual meeting of stockholders, the nominees for director stand for election for a one-year term. Biographical information on each director, including his or her age follows:

        Richard D. Murdock, 55, was appointed Chairman, President and Chief Executive Officer in October 2002. The appointment was made on an interim basis, and on March 27, 2003, the Board of Directors removed the interim status. Mr. Murdock has been a director since October 1993. Previously, Mr. Murdock was a biotechnology management consultant. From October 2001 to March 2002, Mr. Murdock was a Director and the acting President, Chief Executive Officer of InPro Biotechnology, a biotechnology company involved in the diagnosis and treatment of neurodegenerative diseases. From December 1998 until March 2001, Mr. Murdock was the President and Chief Executive Officer and a director of Kyphon, Inc., an orthopedic medical device company. From September 1991 to October 1998, Mr. Murdock served as the Chief Executive Officer and a director of CellPro, Incorporated, a public biotechnology company. Mr. Murdock received his B.S. in Zoology from the University of California at Berkeley.

        Jean-Jacques Bienaimé, 49, has been a director since 1998. He joined Genencor International, Inc., a public biotechnology company, as President, Chief Executive Officer and director in November 2002. Before joining Genencor, Mr. Bienaimé was SangStat's President from June 1998 and became Chief Executive Officer in February 1999. He also served as SangStat's Chief Operating Officer from June 1998 to February 1999. He was elected to the Board of Directors in March 1999 and became Chairman of the Board of Directors in October 2000. From September 1992 to May 1998 Mr. Bienaimé was with Rhone Poulenc Rorer, Inc., a pharmaceutical company, rising to the position of Senior Vice President, Corporate Marketing and Business Development. He is currently a member of the board of Fox Chase Cancer Center and AeroGen, Inc., a public drug delivery company. Mr. Bienaimé received his degree in economics from Ecole Superieure de Commerce de Paris in France and an M.B.A. from the Wharton School, University of Pennsylvania.

        Fredric J. Feldman, 62, Ph.D. has been a director since March 1992. He has been the President of FJF Associates, a consultant to health care venture capital and emerging companies, since February 1992. From September 1995 to June 1996 he was the Chief Executive Officer of Biex, Inc. a women's healthcare company. Dr. Feldman returned to his position as Chief Executive Officer of Biex from 1999 to 2000. He is a director of OrthoLogic Corporation a public medical device company. Prior to its acquisition in 2003, Dr. Feldman was a director of Ostex International, Inc., a public medical device company. Dr. Feldman received his Ph.D. in Analytical Chemistry from the University of Maryland and his B.S. in Chemistry from Brooklyn College of City University of New York.

        Corinne H. Lyle, 42, became a director in July 2002. In March 2003, Ms. Lyle joined Edwards Lifesciences Corporation as Corporate Vice President and Chief Financial Officer. From 1998 to 2003, she was Vice President and CFO at Tularik Inc., a public biotechnology company, and was directly responsible for its 1999 IPO and 2000 and 2002 follow-on offerings. Prior to Tularik, she was an Executive Director in the Health Care Group at Warburg Dillon Read from 1996 to 1998. From 1994 to 1996, she served as a Senior Vice President at Paine Webber's Health Care Group. Ms. Lyle received her M.B.A. from Harvard, and a B.S. in Industrial Engineering from Stanford.

        Andrew J. Perlman, 55, M.D., Ph.D. has been a director since December 1992. Since September 1999, Dr. Perlman has been Executive Vice President at Tularik, Inc., a public biotechnology company, except for a short tenure in 2002 when he served as Chief Executive Officer and a director of Affymax, Inc., a privately held biopharmaceutical company. From November 1997 to September 1999, Dr. Perlman was Tularik's Vice President, Medical Research and Corporate Development. From January 1993 to November 1997, Dr. Perlman served as Tularik's Vice President of Medical Research. Dr. Perlman received his M.D. and his Ph.D. in Physiology from New York University.

        Hollings C. Renton III, 56, has been a director since May 2002. He has served as the President and Chief Executive Officer of Onyx Pharmaceuticals, Inc., a public biotechnology company, since March 1993. He has served on its Board since 1992 and currently is the Chairman. Prior to joining Onyx, Mr. Renton served as President and Chief Operating Officer of Chiron Corporation, a public biotechnology company, from December 1991 following Chiron Corporation's acquisition of Cetus Corporation, a biopharmaceutical company. He is also a director of Cepheid, a public DNA diagnostics company. Mr. Renton holds a B.S. in Mathematics from Colorado State University and an M.B.A. from the University of Michigan.

Director Compensation

        Cash Compensation.    Directors who are also employees do not receive additional compensation for serving as Directors. Non-employee Directors receive an annual retainer of $15,000, paid in one installment at the last Board of Directors meeting of the year. Until September 2002, non-employee Directors received $500 for each committee meeting attended that exceeded one hour in length and no additional compensation for shorter committee meetings. Effective September 2002, the non-employee Directors receive a payment of $1,000 for each committee meeting attended in person and $500 for teleconferenced meetings. No additional compensation is paid for meeting attendance or committee membership.

        Stock Option Grant.    Other than the Genzyme Designees, each non-employee Director elected to the Board of Directors for the first time will automatically receive upon election an initial grant of options to purchase 19,000 shares of common stock at fair market value on the date of grant as well as an annual grant of options to purchase 8,000 shares for each year during the director's term, provided such individual has served as a Board member for at least twenty-four months. The foregoing award of options are granted automatically under the 1996 Non-Employee Directors Stock Option Plan. All of the foregoing options have a ten-year term. The initial option grant vests 25% upon completion of one year of Board service and the balance vests in 36 equal monthly installments. Unvested options will vest upon the effectiveness of the Merger, pursuant to the 1996 Non-Employee Directors Stock Option Plan. The annual options vest immediately. Additionally, Directors may elect to convert their annual retainer payment into a stock option grant.

2002 Board Meetings

        During the fiscal year ended December 31, 2002, the Board of Directors held eleven (11) meetings. Each Board member nominated for election attended 75% or more of the aggregate of the meetings of the Board of Directors and of the committees on which he or she served that were held during the period for which he or she was a director or committee member, respectively.

SangStat's Board of Directors has four committees: the Audit Committee, the Compensation Committee, the Nominating Committee and the Search Committee. During 2002, the Compensation Committee held three meetings. The Audit Committee held seven meetings during 2002. The Nominating Committee held no meetings during 2002, but acted by written consent. The Search Committee held two meetings during 2002.

Board Committees

        The Audit Committee reviews internal accounting procedures and considers and reports to the Board of Directors with respect to other auditing and accounting matters, including the selection of independent auditors, the scope of annual audits, fees to be paid to independent auditors and the performance of independent auditors. The Audit Committee consists of three (3) non-employee directors: Mr. Feldman, Ms. Lyle and Mr. Renton III. The members of the audit committee are "independent" as that term is used in Item 7(d)(3)(iv) of Schedule 14A of the Exchange Act and Rule 4200(a)(15) of the National Association of Securities Dealers' ("NASD") listing standards.

        The Compensation Committee reviews and recommends to the Board of Directors certain salaries, benefits and stock option grants for employees, consultants, directors and other individuals compensated by SangStat. The Compensation Committee also administers the stock option and other employee benefit plans. In fiscal 2000, the Board of Directors approved and adopted a written charter, which sets forth the Audit Committee's duties and responsibilities and reflects Commission regulations and NASD rules. In 2002, the Compensation Committee consisted of three (3) non-employee directors: Mr. Perlman, Mr. Renton and Nicholas Simon, a director until May 15, 2003. It presently consists of two (2) non-employee directors: Mr. Perlman and Mr. Renton.

        The Nominating Committee proposes a slate of directors for election by SangStat's stockholders at stockholder meetings. In performing this function, the Nominating Committee considers nominees recommended by stockholders. Such recommendations should be submitted in writing to SangStat's Secretary and should include a description of the proposed nominee's qualifications, other relevant biographical data and the written consent of the proposed nominee to serve, if elected. In addition, the Bylaws establish certain procedures concerning stockholder nominations for election of directors. The Bylaws generally require that notice of such nominations be delivered to the Secretary within the following specified time limits prior to the stockholders meeting at which the directors are to be elected: 120 days in advance of the first anniversary of the date the Proxy Statement was released to the stockholders in the previous year; and the tenth day following the date on which notice of a special meeting is first given to stockholders. Each notice of nomination is required to contain: (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote for the election of directors on the date of such notice and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Commission, had the nominee been nominated, or intended to be nominated, by the Board of Directors; and (e) the consent of each nominee to serve as a director of the Corporation if so elected. In 2002, the Nominating Committee consisted of three (3) non-employee directors: Mr. Feldman, Mr. Perlman and Mr. Simon. It presently consists of two (2) non-employee directors: Mr. Feldman and Mr. Perlman.

        In 2002, SangStat also established a Search Committee for the replacement of the Chief Executive Officer. In October 2002, the Search Committee appointed Mr. Murdock as interim Chief Executive Officer, and on March 27, 2003, the SangStat Board of Directors removed the interim status and appointed Mr. Murdock President and Chief Executive Officer. The members of the Search Committee were Mr. Feldman, Ms. Lyle, Mr. Perlman and Mr. Renton.

COMPENSATION COMMITTEE INTERLOCKS AND
INSIDER PARTICIPATION IN COMPENSATION DECISIONS

        From September 2001 to September 2002, the members of the Compensation Committee were Mr. Murdock, Mr. Simon and Mr. Worms. In September 2002, Mr. Murdock and Mr. Worms were replaced by Mr. Perlman and Mr. Renton. On May 15, 2003, Mr. Simon's term as a director ended. None of SangStat's executive officers served during fiscal year 2002 as a member of the board of directors or compensation committee of any entity that has had one or more executive officers which served as a member of the Board of Directors or Compensation Committee.

EXECUTIVE OFFICERS

        In addition to Richard Murdock, who is a director, the names, ages and experience of the other executive officers of SangStat are as follows.

        Steve Aselage, 51, joined SangStat in February 1999 and currently is the Senior Vice President, North American Sales and Marketing. From 1995 to December 1998, Mr. Aselage was the Director of Sales and Marketing at Advanced Tissue Sciences, a tissue engineering company. Mr. Aselage received a B.S. in biology from the University of Notre Dame.

        Stephen G. Dance, 52, has been the Chief Financial Officer since December 2002. Before that, he was the Senior Vice President, Finance since joining Sangstat in April 1999. From July 1998 to April 1999, Mr. Dance was Director of Financial Accounting, Planning and Reporting at Plantronics, Inc., a telecommunications company. From 1983 to July 1998, Mr. Dance held various positions with Syntex Corporation, a pharmaceutical company, which was acquired by Roche Holding Ltd., also a pharmaceutical company, in 1994, serving most recently as Controller, Syntex Laboratories, Inc. Mr. Dance holds a B.A. in French from Leeds University in England, is a Certified Public Accountant in the State of California and a fellow of the Institute of Chartered Accountants in England and Wales.

        Raymond J. Tesi, M.D., 47, joined SangStat in May 1997 and currently is the Senior Vice President, Clinical Development and Medical Affairs. From 1994 until 1997, Dr. Tesi was an associate professor of surgery and director of the extra-renal transplantation program at Tulane Medical School in New Orleans, Louisiana. He was a transplantation surgical fellow at the Ohio State University Hospital. Dr. Tesi received an M.D. from the Washington University School of Medicine in St. Louis, Missouri.

        Ralph E. Levy, 54, joined SangStat in 1990 and currently is the Senior Vice President, Operations. Mr. Levy received a B.S. in chemistry from the City College of New York and an M.S. in chemistry from Seton Hall University.

        Rayasam S. Prasad, 50, joined SangStat in June 2002 as the Senior Vice President, Worldwide Regulatory Affairs and Compliance. Mr. Prasad was employed by Aviron from 1999 to 2002, and in 2000 became its Senior Vice President, Technical Affairs. From 1994 to 1999, he was Head of Regulatory, Quality and Drug Safety for Chiron Vaccines. Mr. Prasad holds a B.S in Pharmacy from Andhra University, India.

        Adrian Arima, 53, joined SangStat in September 2001 and currently is the Senior Vice President, General Counsel and Secretary. From 1997 until 2000, he was with the gene and cell therapy subsidiaries of Novartis AG, including SyStemix, Inc. and Genetic Therapy, Inc., rising to Vice President and General Counsel. From 1995 to 1997, he was Counsel to Gray Cary Ware & Freidenrich, a law firm in Palo Alto, California. Mr. Arima received his B.A. and M.S. from Stanford University and his J.D. from the University of California, Berkeley.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires officers, directors and persons who own more than 10% of SangStat's common stock to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the Commission and the Nasdaq National Market. Such officers, directors and 10% holders are also required by the Commission to furnish SangStat with copies of all Section 16(a) forms that they file.

        Based solely on SangStat's review of copies of such reports received or written representations from certain reporting persons, SangStat believes that all Section 16(a) filing requirements applicable to its officers, directors and 10% stockholders were complied with during the fiscal year ended December 31, 2002, except that Dr. Tesi was late in reporting his initial ownership.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

        The following table shows information concerning the compensation paid for services rendered in all capacities to SangStat and its subsidiaries for 2000, 2001 and 2002 for Named Executive Officers. The compensation described in this table was paid by SangStat.

SUMMARY COMPENSATION TABLE

Long-Term Compensation
Annual Compensation(1)
Name and Principal Position				Other Annual Compensation(4)	Number of Stock Options Granted(#)	All Other Compensation($)(5)
	Year	Salary($)	Bonus($)(3)
Richard D. Murdock (1) Chairman of the Board, Chief Executive Officer & President	2002	$82,654	—	$16,000	68,000	$172
Jean-Jacques Bienaimé (2)	2002 2001 2000	378,976 341,040 319,000	100,000 215,935 75,457	556,712 — —	220,000 134,000 73,500	10,030 2,060 1,985
Steve Aselage Senior Vice President, North American Sales and Marketing	2002 2001 2000	$233,844 218,546 181,875	$144,588 87,259 44,794	— — —	$55,000 54,000 41,531	$8,552 552 285
Stephen G. Dance Chief Financial Officer	2002 2001 2000	219,453 198,250 171,667	128,627 64,493 29,107	— — —	40,000 45,000 31,216	8,552 552 285
Raymond J. Tesi, M.D. Senior Vice President, Clinical Development and Medical Affairs	2002 2001 2000	250,425 235,333 196,713	138,449 76,705 42,550	— — —	35,000 49,000 36,216	8,360 360 285
Robert Floc'h General Manager, Imtix-Sangstat	2002 2001 2000	164,968 142,585 145,540	49,180 24,051 17,463	299,134 14,234 11,230	— — 5,426	— — —

(1)
Mr. Murdock was appointed Chairman, CEO and President in October 2002.

(2)
Mr. Bienaimé was Chairman, CEO and President until his resignation effective November 2002. He remains a director of SangStat. Mr. Bienaimé's salary includes vacation pay in the amount of $26,178.

(3)
Represents cash bonuses earned in the indicated fiscal years and retention bonuses paid to the Named Executive Officers.

(4)
Mr. Bienaimé's other compensation represents loan and accrued interest forgiveness income and reimbursement for the payment of taxes attributable to the loan and interest made by SangStat, board compensation and legal fee reimbursement. Mr. Murdock's other compensation represents board compensation. Mr. Floc'h's other compensation represents severance benefits for his termination of service effective December 31, 2002, and the use of a company-provided car in 2000, 2001 and 2002.

(5)
Life insurance premiums paid by SangStat and the matching contribution to the 401(k) Plan which SangStat made on behalf of the Named Executive Officers.

Grants of Options

        The following table provides information related to stock options granted to the Named Executive Officers during the fiscal year ended December 31, 2002.

OPTION GRANTS IN 2002

        The following table shows, with respect to the Named Executive Officers, certain information concerning the grant of stock options in 2002. No stock appreciation rights were granted during 2002.

Individual Grants
Potential Realizable Value At Assumed Annual Rates Of Stock Price Appreciation For Option Term(3)
	Number of Securities Underlying Options Granted (1)	% of Total Options Granted To Employees In 2002(2)
Name				Exercise Price ($/Share)	Expiration Date
						5%	10%
Richard D. Murdock	8,000 60,000	0.6 4.8	% %	21.58 17.32	05/14/12 10/22/12	108,572 653,547	275,144 1,656,217
Jean-Jacques Bienaimé	50,000 70,000 100,000	4.0 5.6 8.0	% % %	17.87 19.38 21.45	01/31/12 02/20/12 06/26/12	561,917 853,158 1,348,979	1,424,009 2,162,071 3,418,578
Steve Aselage	35,000 20,000	2.8 1.6	% %	19.38 15.00	02/20/12 12/04/12	426,579 188,668	1,081,036 478,123
Stephen G. Dance	30,000 10,000	2.4 0.8	% %	19.38 15.00	02/20/12 12/04/12	365,639 94,334	926,602 239,061
Raymond J. Tesi	35,000	2.8%		19.38	02/20/12	426,579	1,081,036

(1)
Option grants were made under SangStat's 2002 Option Plan and Director's 1996 Option Plan. Each grant allows the officer to acquire shares of SangStat's Common Stock at a fixed price per share (the market price on the grant date) over a specified period of time. During the fiscal year ended December 31, 2002, Messrs. Murdock, Bienaimé, Aselage, Dance, and Dr. Tesi were granted options to purchase 60,000 shares, 220,000 shares, 55,000 shares, 40,000 shares and 35,000 shares, respectively under SangStat's 2002 Option Plan. These options have a 10-year term and twenty-five percent (25%) of the shares subject to the option vest on the first anniversary of the grant date with the remaining shares vesting in thirty-six successive equal monthly installments over the optionee's continued service with SangStat. With respect to the option to purchase 8,000 shares granted to Mr. Murdock under the 1996 Director's Plan on May 14, 2002 was an annual board option grant and subject to immediate vesting. With respect to the options granted to Mr. Bienaimé all options ceased vesting on November 15, 2002.

(2)
Based on an aggregate of 1,243,050 options granted to employees and Board members in 2002, including options granted to the Named Executive Officers.

(3)
The potential realizable values are based on an assumption that the price of the common stock will appreciate at the compounded annual rate shown from the date of grant until the end of the option term. These values do not take into account amounts required to be paid as income taxes under the Internal Revenue Code and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting. These amounts are calculated based on the requirements promulgated by the SEC and do not reflect an estimate of future stock price growth.

AGGREGATED OPTION EXERCISES IN 2002 AND YEAR-END OPTION VALUES

        The following table sets forth information concerning option exercises and option holdings for the fiscal year ended December 31, 2002 with respect to the Named Executive Officers. Except as set forth below, no options or stock appreciation rights were exercised by any such individual during such year, and no stock appreciation rights were outstanding on December 31, 2002.

					Value of Unexercised In-the-Money Options at December 31, 2002 (Market price of shares at 12/31/02 ($11.30) less Exercise price)
		Value Realized (Market price at Exercise less Exercise price)($)
			Number of Shares Underlying Unexercised Option at December 31, 2002
Name	Shares Acquired on Exercise($)
			Exercisable(1)	Unexercisable	Exercisable	Unexercisable
Richard D. Murdock	0	0	76,295	45,618	$1,661	$1,964
Jean-Jacques Bienaimé	12,000	130,899	324,119	87,881	21,831	30,851
Steve Aselage	10,000	143,192	58,483	112,548	10,596	33,104
Stephen G. Dance	0	0	65,640	78,076	21,686	20,027
Raymond J. Tesi	0	0	96,652	85,564	25,461	29,483
Robert Floc'h (2)	6,000	85,745	48,295	0	109,700	0

(1)
The options are exercisable upon vesting and are not subject to repurchase by SangStat. Exercisable shares represent vested options at December 31, 2002.

(2)
With respect to options granted to Mr. Floc'h, vesting of all outstanding options ceased as of his date of termination of employment, December 31, 2002. Certain vested options remained exercisable until March 31, 2003 and certain vested options will remain exercisable until June 30, 2004.

Agreements, Termination of Employment and Change-In-Control Arrangements for Named Executive Officers

        SangStat has not entered into employment agreements with the Named Executive Officers, and their employment with SangStat may be terminated at any time at the discretion of the Board of Directors.

        In December 2000, SangStat entered into individual Change in Control agreements (the "Agreements") with Mr. Dance, Mr. Aselage and Dr. Tesi and certain other executive officers. The Agreements are not employment contracts but are intended to ensure that SangStat will have the continued dedication and objectivity of the employee, notwithstanding the possibility or occurrence of a change of control. The Agreements provide various severance benefits to such key employees if their employment is terminated (other than for cause (as defined in the Agreements), disability or death) or an involuntary termination (as defined in the Agreements) occurs, in either case within one (1) month prior to, upon or within eighteen (18) months following a change of control. A change in control would be triggered by the occurrence of any of the following events: (i) the acquisition by any person of beneficial ownership of more than fifty percent of the total combined voting power of SangStat's outstanding voting securities, (ii) a merger or consolidation of SangStat, other than a merger or consolidation which would result in the voting securities of SangStat outstanding immediately prior thereto continuing to represent more than fifty percent of the total combined voting securities of SangStat or any surviving entity, (iii) a complete liquidation of SangStat; or (iv) the sale or disposition by SangStat of all or substantially all SangStat's assets.

        The Agreements provide for the following severance benefits to each officer: (i) a lump sum payment equal to two times base salary plus bonuses received in the previous twelve months and a pro-rated estimated bonus for the current year, (ii) accelerated vesting of any stock options, (iii) forgiveness of relocation expenses or moving expenses, if applicable, (iv) forgiveness of outstanding loans, if any, (v) continuation for two years of the health care benefits that were being provided by SangStat to such officer and his or her family immediately prior to termination, and (vi) outplacement services up to $15,000 at SangStat's expense. Each of the Agreements is substantially identical, except that the agreement with Dr. Tesi provides for (i) a lump sum payment equal to one times base salary, (ii) only one year of paid health care benefits and (iii) outplacement services capped at $10,000.

        All benefits payable under the Agreements with Mr. Aselage and Dr. Tesi would be reduced to the extent necessary to preserve the ability of SangStat to deduct the severance benefits paid and to prevent payments to any officer from exceeding the limit of Section 4999 of the Code, applicable to any "excess parachute payment" (as defined in Section 280G of the Code). For Mr. Dance, the amount of such payments shall be either: (a) the full amount of the payments, or (b) a reduced amount which would result in no portion of the payments being subject to the excise tax imposed pursuant to Section 4999 of the Code, whichever of (a) or (b), taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the receipt by Mr. Dance, on an after-tax basis, of the greatest amount of benefit.

        In March 2003, SangStat entered into a letter agreement with its Chief Executive Officer, Richard Murdock. The agreement provides that if Mr. Murdock's employment is terminated without cause (as determined by the Board of Directors) within one month prior to or within eighteen months following a defined Change of Control, Mr. Murdock will be entitled to a severance payment of two years' base salary plus an amount equal to bonuses received in the previous twelve months. In addition, if Mr. Murdock is terminated under circumstances entitling him to severance, 50% of his unvested stock options will immediately accelerate and become exercisable. For purposes of Mr. Murdock's agreement, a Change of Control would be triggered by the occurrence of any of the following events: (i) the acquisition by any person of beneficial ownership of more than fifty percent of the total combined voting power of SangStat's outstanding voting securities, (ii) a merger or consolidation of SangStat, other than a merger or consolidation which would result in the voting securities of SangStat outstanding immediately prior thereto continuing to represent more than fifty percent of the total combined voting securities of SangStat or any surviving entity, (iii) a complete liquidation of SangStat, or (iv) the sale or disposition by SangStat of all or substantially all SangStat's assets. The agreement does not provide a term of employment and Mr. Murdock's employment with SangStat is on an at-will basis.

        In October 2002, SangStat entered into a Separation Agreement with Mr. Bienaimé. The Agreement provided for the payment of the following amounts: (i) $100,000, representing the pro rata portion of his discretionary bonus for 2002, paid upon his separation date in November 2002 (the "Separation Date"), (ii) a final tax gross up payment of $65,000 paid on the Separation Date in full satisfaction of SangStat's prior commitment (see "Officer Loans" below), (iii) the cash compensation customarily paid to the non-employee members of the Board of Directors, including the annual retainer payment of $15,000 for 2002, and (iv) reimbursement of legal expenses not exceeding $5,000. In addition, certain time-based stock options to purchase up to a maximum of an additional 75,963 shares of common stock (the "Time-Based Options") will continue to vest in accordance with and subject to their existing terms and conditions until May 17, 2004, provided that Mr. Bienaimé remains on the Board of Directors until such date, and all remaining Time-Based Options to purchase the then-remaining unvested shares will be cancelled as of May 17, 2004. Options vested as of the Separation

Date or by May 17, 2004, as the case may be, will remain exercisable in accordance with and subject to their existing terms and conditions and, if unexercised, shall expire within enumerated periods set forth in the respective option agreements or plan following termination of Mr. Bienaimé's service on the Board. In addition, in the event of a Change of Control or the consummation of a Corporate Transaction (as defined in SangStat's 2002 Stock Option Plan) prior to May 17, 2004, the vesting of all of the Time Based Options, if any, that remain unvested as of the date of such event will immediately be accelerated without further action by SangStat, provided that Mr. Bienaimé remains on the Board of Directors until such date.

        On December 31, 2002, Robert Floc'h's employment as the General Manager of SangStat's IMTIX-SangStat SAS subsidiary in France terminated. SangStat provided separation benefits to Mr. Floc'h valued at 281,271 Euros. This amount included the transfer to Mr. Floc'h of a Company-provided automobile that had a value of 15,104 Euros and personal computers valued at 1,500 Euros. SangStat extended the time for Mr. Floc'h to exercise certain vested stock options to eighteen months after his termination date. These stock options were for 29,295 shares of SangStat's common stock, and all of these options had an exercise price that was greater than the market value of the underlying shares as of the date of his termination.

        See Item 3. "Past Contacts, Transactions, Negotiations and Agreements" for a discussion of change of control agreements with the officers of SangStat.

Officer Loans

        SangStat extended loans to Mr. Bienaimé, a director and executive officer, to provide housing assistance as part of his relocation package. SangStat made Mr. Bienaimé's loans in July 1998 ($200,000) and in September 2000 ($100,000). Mr. Bienaimé's $200,000 loan was evidenced by a promissory note secured by options to purchase shares of SangStat's Common Stock and his loan for $100,000 was secured by a deed of trust on his property. The annual interest rate on the loans was 5.69%. Mr. Bienaimé has not repaid any principal amounts or interest due on his loans, which were originally due on July 17, 2001 and September 12, 2001. On February 1, 2001, SangStat entered into a retention agreement with Mr. Bienaimé, under which SangStat would forgive his outstanding loans, including any accrued interest thereon, if Mr. Bienaimé was Chief Executive Officer of SangStat as of September 30, 2001. SangStat subsequently amended its retention agreement with Mr. Bienaimé by extending from September 30, 2001 to January 31, 2002 the date on which SangStat would forgive Mr. Bienaimé's loans. In exchange, SangStat agreed to pay him an amount equal to the federal and state income taxes arising from the forgiven loans over the three ensuing quarters, subject to his continued employment as Chief Executive Officer of SangStat. On January 31, 2002, SangStat forgave all outstanding loans made to Mr. Bienaimé, which amounted to $351,157 in principal amount and accrued interest as of such date. SangStat also paid $184,555 to Mr. Bienaimé as compensation for the federal and state income taxes on the amount forgiven.

        SangStat extended a loan to Dr. Tesi, an executive officer, in September 1997 in the amount of $200,000 at an interest rate of 6.0% to provide housing assistance as part of his relocation package. Dr. Tesi has not repaid any principal amounts or interest due on his loan, which were originally due on October 1, 2001. His loan was evidenced by a promissory note secured by options to purchase shares of SangStat's Common Stock. On February 20, 2002, the Compensation Committee adopted an amended schedule for the forgiveness of Dr. Tesi's loan, under which SangStat will forgive approximately one-third of Dr. Tesi's loan and the accrued interest thereon in each of three annual installments beginning on January 7, 2003 and ending on January 7, 2005, provided that Dr. Tesi remains continuously employed with SangStat through the installment dates for the respective installments to be forgiven. At December 31, 2002, the aggregate indebtedness of Dr. Tesi under the loan was $272,485, including a principal amount of $200,000 and accrued interest of $72,485. On January 7, 2003, SangStat forgave principal in the amount of $68,000 and interest in the amount of $24,735. The amount owed by

Dr. Tesi under his loan in principal amount and accrued interest as of February 28, 2003 was $181,553. In accordance with Dr. Tesi's Change in Control Agreement, the principal and interest under his loan will be forgiven if his employment is terminated (other than for cause (as defined in the Agreement), disability or death) or an involuntary termination (as defined in the Agreement) occurs, in either case within one (1) month prior to, upon or within eighteen (18) months following a change of control.

Transactions With Related Parties

        The following is a summary of significant transactions and relationships among SangStat and its directors, executive officers and significant stockholders with respect to fiscal year 2002.

        Since January 1, 2002, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which SangStat was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of common stock, or an immediate family member of any of the foregoing, had or will have a direct or indirect interest other than:

  •
  compensation arrangements, which are described above; and

  •
  the transactions described below.

        SangStat entered into agreements with Therapeutic Human Polyclonals, Inc. ("THP"), a private biotechnology company. Roland Buelow, an executive officer of SangStat during 2002, is a founder of THP and owns a substantial portion of the common stock of THP. The agreements include options to obtain exclusive licenses to the THP technology to produce humanized polyclonal antibody products. One option is for a humanized version of SangStat's current Thymoglobulin product. SangStat also has options to obtain exclusive licenses to products to treat hematology (blood related) diseases, such as leukemia and lymphoma. The options have an exercise period that commences when THP has produced a genetically engineered rabbit capable of producing commercial-grade humanized antibodies. Each license would have an up-front fee, milestone payments based on progression through clinical trials to product approval, and royalties. THP has the right to contribute to the development costs for hematology products and receive a commensurate share of profits from commercial sales. SangStat shares antibody purification know-how with THP. In November 2002, SangStat made a one-time technology access fee payment to THP of $500,000 under the terms of the agreement.

        Additionally, SangStat made an equity investment of $3.2 million in THP and is committed to make a second investment of $3.2 million when THP has produced the proof-of-principle engineered rabbit, unless that milestone is unduly delayed. The total of these investments would represent ownership of approximately twenty percent (20%) of the issued share capital of THP. SangStat's investments are made in conjunction with investments by Research Corporation Technologies, Inc., which provided start-up financing for THP and is the majority shareholder of THP. When THP has produced the commercial-grade engineered rabbit, SangStat has an option to make an additional equity investment of $15.0 million, which would give SangStat ownership of approximately 40% of THP's issued share capital. SangStat does not have the right to acquire full ownership of THP.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

        This section is not "soliciting material," is not deemed "filed" with the Commission by including this information in this Statement, and is not incorporated by reference into any of SangStat's filings under the 1933 Act or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

        SangStat's executive compensation program presently is administered by the two-member Compensation Committee of the Board of Directors as set forth below.

        The objectives of SangStat's executive compensation policies are to attract, retain and reward executive officers who contribute to SangStat's success, to align the financial interests of executive officers with SangStat's performance, to strengthen the relationship between executive pay and stockholder value, to motivate executive officers to achieve SangStat's business objectives and to reward individual performance. SangStat's executive compensation package consists of three (3) components: base salary and related benefits; annual quarterly cash bonus incentives; and equity-based compensation incentives.

        The first component of SangStat's executive compensation package is base salary and related benefits. Each executive officer receives a base salary and benefits based on competitive compensation information and his responsibilities and performance. The second component of SangStat's executive compensation package is an annual management-by-objectives bonus. Each year, SangStat establishes bonus compensation formulas for each such officer based on certain individual and Company performance criteria and Company key objectives. This arrangement provides each executive officer with the opportunity to earn a cash bonus according to the extent to which he meets his particular individual performance criteria. The third component of SangStat's executive compensation package is stock options, which SangStat believes is an important incentive tool designed to more closely align the interests of SangStat's executive officers with the long-term interests of SangStat's stockholders and to encourage SangStat's executive officers to remain with SangStat. Generally, SangStat grants stock options at fair market exercise prices, as determined at the time of grant.

        SangStat's stock option plans have been established to provide all employees with an opportunity to share, along with stockholders, in SangStat's long-term performance. Periodic grants of stock options are generally made annually to eligible employees, with additional grants being made to certain employees upon commencement of employment and, occasionally, following a significant change in job responsibilities, scope or title. Stock options granted under the plans generally have a non-statutory four-year vesting schedule and generally expire ten years from the date of grant. In addition, a portion of the options granted to SangStat's executive officers are performance-based options. The Compensation Committee periodically considers the grant of stock-based compensation to all executive officers. Such grants are made on the basis of a quantitative and qualitative analysis of individual performance, SangStat's financial performance, and the executive's existing options.

        The bonuses and salaries for Messrs. Murdock and Bienaimé during 2002 were set by the Committee with due regard to their industry experience, competitive salary information and current market conditions. The amount of Mr. Murdock's total compensation was based on negotiations with him prior to his commencement of employment. Mr. Bienaimé's annual bonus was paid in accordance with his Separation Agreement.

        Section 162(m) of the Internal Revenue Code of 1986, as amended, generally provides that publicly held companies may not deduct compensation paid to certain of its top executive officers to the extent such compensation exceeds $1 million per officer in any year. However, pursuant to regulations issued by the Treasury Department, certain limited exceptions to Section 162(m) apply with respect to "performance-based compensation." Awards granted under the 2002 Stock Option Plan are intended to constitute qualified performance-based compensation eligible for such exceptions, and SangStat will continue to monitor the applicability of Section 162(m) to SangStat's ongoing compensation arrangements. SangStat does not expect that amounts of compensation paid to SangStat's executive officers will fail to be deductible on account of Section 162(m).

                      Compensation Committee

                      Andrew J. Perlman (Chair)
                      Hollings C. Renton III

REPORT OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

        This section is not "soliciting material," is not deemed "filed" with the Commission by including this information in this Statement, and is not incorporated by reference into any of SangStat's filings under the 1933 Act or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

        The Audit Committee is comprised of three (3) outside directors, all of whom are independent under Rule 4200(a)(14) of the NASD listing standards. In fiscal 2000, the Board of Directors approved and adopted a written charter, which sets forth the Audit Committee's duties and responsibilities and reflects new Commission regulations and NASD rules.

        The Audit Committee has reviewed and discussed our audited financial statements for the fiscal year ended 2002 with management and without our independent auditors, Deloitte & Touche LLP. The Audit Committee has discussed with Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit. The Audit Committee has received the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed with Deloitte & Touche LLP their independence. The Audit Committee has considered the compatibility of the provision of non-audit services with maintaining the auditor's independence.

        Based on the Audit Committee's review of the audited financial statements and the review and discussion described in the foregoing paragraph, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ended December 31, 2002 be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 for filing with the SEC.

                      Audit Committee

                      Corinne H. Lyle (Chair)
                      Fredric J. Feldman
                      Hollings C. Renton III

PERFORMANCE GRAPH

        This section is not "soliciting material," is not deemed "filed" with the Commission by including this information in this Statement, and is not incorporated by reference into any of SangStat's filings under the 1933 Act or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

        Set forth below is a graph comparing the percentage change in SangStat's cumulative total stockholder return on its common stock from December 31, 1997 to December 31, 2002 (as measured by dividing (i) the excess of the price of SangStat's common stock at the end of the measurement period over the price at the beginning of the measurement period by (ii) the share price at the beginning of the measurement period) with the cumulative total return so calculated of the Nasdaq Biotech Index, the S&P 500 Index and the BioTech Index (BTK). The historical stock price performance is not necessarily indicative of future results.

COMPARISON OF THE CUMULATIVE TOTAL RETURN, AMONG SANGSTAT, THE NASDAQ BIOTECH INDEX, THE S&P 500 INDEX AND THE BIOTECH INDEX (BTK)

450
400
350
300
250
200
150
100
50
0
Relative Value
December 1997
December 1998
December 1999
December 2000
December 2001
December 2002
S&P 500 Index
BioTech Index (BTK)
NASDAQ Biotech Index
SangStat Common

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Material to be Filed as Exhibits.
SIGNATURE
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
GENERAL
RIGHTS TO DESIGNATE DIRECTORS AND GENZYME DESIGNEES
OWNERSHIP OF COMMON STOCK BY THE PRINCIPAL STOCKHOLDERS AND MANAGEMENT
BOARD OF DIRECTORS
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS
EXECUTIVE OFFICERS
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE
OPTION GRANTS IN 2002
AGGREGATED OPTION EXERCISES IN 2002 AND YEAR-END OPTION VALUES
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
PERFORMANCE GRAPH